SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE NEW YORK 10036-6522 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com January 8, 2015

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Via EDGAR Submission and Overnight Delivery

Ms. Mara L. Ransom

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

RE:	TerraForm Power, Inc.

Registration Statement on Form S-1

(the “Registration Statement”)

Filed December 10, 2014

File No. 333-200829

Dear Ms. Ransom:

Set forth below are the responses of TerraForm Power, Inc. (the “Company,” “we” or “us”) to the comments of the staff (“Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated January 5, 2015, concerning the Registration Statement. For your convenience, each response of ours immediately follows the text of the corresponding comment of the Staff. The Staff’s comments have been indicated in bold italics. In addition to the responses below, we have filed today a revised version of the Registration Statement (the “Amended Registration Statement”) to address the Staff’s comments and update certain additional information. The changes reflected in the Amended Registration Statement include those made in response to the comments of the Staff of the Commission set forth in the Staff’s letter, dated January 5, 2015, as well as other updates. For the convenience of the

Ms. Mara L. Ransom

January 8, 2015

Staff, we are delivering paper copies of this letter and copies of the Amended Registration Statement marked to show changes from the Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Amended Registration Statement, unless otherwise noted.

Selling Stockholders, page 192

1.	Please revise your filing to include the selling stockholders table required by Item 507 of Regulation S-K.

We have inserted the selling stockholders table as required by Item 507 of Regulation S-K. Please see page 189.

2.	Please disclose whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

We have disclosed in the footnotes of the selling stockholders table whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We have also indicated for a selling stockholder that is an affiliate of a broker-dealer that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities being registered for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. Please see pages 189-192.

Item 16. Exhibits and Financial Statement Schedules, page II-3

Exhibit 5.1 Legal Opinion

Ms. Mara L. Ransom

January 8, 2015

3.	Please file counsel’s legal opinion in a timely manner so that we may have time to review it before you request acceleration of the effective date of your registration statement.

We have provided counsel’s legal opinion as requested. Please see Exhibit 5.1 to the Amended Registration Statement.

***

Ms. Mara L. Ransom

January 8, 2015

Please contact the undersigned at (212)-735-3416 should you require further information.

Very truly yours,

/s/ Andrea Nicolas
Andrea Nicolas

cc:	Carlos Domenech Zornoza

Alejandro Hernandez

Sebastian Deschler

TerraForm Power, Inc.